FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
W	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person Davis, K. Michael	2. Issuer Name and Ticker or Trading Symbol FPL Group, Inc. (FPL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
(Last) (First) (Middle) FPL Group, Inc. 9250 West Flagler Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year April 30, 2003			(1)
							7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) Miami, FL 33174				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(City) (State) (Zip)								Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price
Common Stock	4/30/03	- -	I		4,414.4191	D	$60.87	0	I	By Thrift Plans Trust
Common Stock	(2)	- -	J	V	17.069	A	(2)	1,648.556	I	By Wife
Common Stock	(2)	- -	J	V	64.792	A	(2)	15,441.61 (3)	D

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)    Controller and Chief Accounting Officer of FPL Group, Inc.; Vice President, Accounting, Controller and Chief Accounting Officer of Florida Power & Light Company (subsidiary of Issuer).

(2)    Reinvestment of dividends under FPL Group, Inc. Dividend Reinvestment and Common Share Purchase Plan from 1/01/03 to 3/15/03 at prices ranging from $54.20 to $63.40, exempt under Rule 16a-11.

(3)    Receipt of 5,184 shares deferred until Mr. Davis' retirement.

DENNIS P. COYLE	May 1, 2003

Signature of Reporting Person	Date